
MUELLER
INDUSTRIES, INC.
Annual Report
2003


Profile


Financial +
Operating
Highlights

(In thousands, except per share data)	2003	2002	2001	2000	1999
Summary of Operations					
Net sales	$ 999,078	$ 952,983	$ 969,106	$1,157,660	$1,110,361
Product shipments (in millions of pounds)	695.8	694.0	649.9	732.5	759.9
Net income	$ 45,381	$ 77,992	$ 66,955	$ 92,690	$ 99,279
Diluted earnings per share	$ 1.23	$ 2.11	$ 1.80	$ 2.43	$ 2.51
Significant Year-End Data					
Cash and cash equivalents	$ 255,088	$ 217,601	$ 121,862	$ 100,268	$ 149,454
Ratio of current assets to current liabilities	5.0 to 1	4.7 to 1	4.0 to 1	3.4 to 1	2.9 to 1
Long-term debt (including current portion)	$ 14,272	$ 18,166	$ 50,973	$ 106,884	$ 149,870
Debt as a percent of total capitalization	1.7%	2.4%	7.0%	14.8%	20.8%
Stockholders' equity	$ 814,858	$ 753,523	$ 672,933	$ 614,105	$ 569,430
Book value per share	$ 23.77	$ 22.00	$ 20.11	$ 18.41	$ 16.31
Capital expenditures	$ 27,236	$ 23,265	$ 46,624	$ 62,876	$ 38,272

Stockholders' Equity
(dollars in millions)


03 $814.9
02 $753.5
01 $672.9
00 $614.1
99 $569.4
$200 $400 $600 $800 $1,000

Book Value Per Share
(in dollars)


03 $23.77
02 $22.00
01 $20.11
00 $18.41
99 $16.31
$5 $10 $15 $20 $25

Debt as a Percent of Total Capitalization


03 1.7%
02 2.4%
01 7.0%
00 14.8%
99 20.8%
5% 10% 15% 20% 25%

Debt
(dollars in millions)


03 $ 14.3
02 $ 18.2
01 $ 51.0
00 $ 106.9
99 $ 149.9
$30 $60 $90 $120 $150


To Our
Stockholders,
Customers,
and Employees

Mueller's results for 2003 were reassuring, but not satisfying. We were solidly profitable, our balance sheet strengthened and our cash flow was outstanding. However, we were well below our targeted earnings for the year. Mueller's income from continuing operations was $44.2 million in 2003 versus $71.2 million for the prior year. Earnings per diluted share from continuing operations for 2003 were $1.19 compared with $1.92 for 2002. Mueller's net sales totaled $999 million compared with $953 million the year before. And pounds of product shipped totaled 696 million pounds compared with 694 million pounds in 2002.

As 2003 commenced, our profit margins, which had steadily declined in 2002, continued their downward tilt. This experience generally mirrored the margin declines that affected many U.S. manufacturing companies. Fortunately, the first quarter of 2003 turned out to be the "bottom," and as the year progressed, there was a quarter-by-quarter improvement in margins as well as volume. Although the improvement was gradual, the trend line was positive, and has carried over into 2004. Consequently, we are hopeful that more normal business conditions will prevail going forward.

Mueller's Financial Condition is Excellent

We ended the year with over $250 million in cash and we are virtually debt free as cash-on-hand significantly exceeds total debt of $14.3 million. Our current ratio is a formidable 5 to 1 and our working capital is $457 million. Cash provided by operations in 2003 was $73.4 million. We expect to continue to generate a strong positive cash flow, especially should our operating results improve in 2004.

In November, we renewed our credit facility with a syndicate of commercial banks. The terms of this facility are comparable to "A" credit rated companies. This $150 million credit facility combined with our cash balance, provides ample capital to pursue growth opportunities as they occur.

We are pleased to report that, shortly after the end of the year, our Board of Directors declared our first regular quarterly cash dividend. For stockholders of record on March 1, 2004, ten cents per common share is payable on March 15, 2004. You should receive this distribution about the same time this report is distributed.

Standard Products

Copper tube spreads, after several years of decline, increased during the year. However, tube





Our Board of Directors declared our first quarterly cash dividend in 2004 based on Mueller's [illegible], strong balance sheet and excellent cash flow.

volume decreased as we deliberately emphasized price management. Our consumption of scrap copper was lower than we had projected as the price differential to cathode narrowed. Given the recent volatility of copper prices, we believe there may be opportunities to increase scrap consumption, which would provide raw material cost savings.

Overall fittings volumes were up due to the acquisition of the Fort Pierce plastic operation that occurred in late 2002. Our copper fittings business yielded an excellent return on invested capital on slightly lower volume.

Our B&K operation enjoyed its best year. We continued to grow our share of the retail channel with both our manufactured products as well as imported products.

Distribution costs climbed in 2003 as we added warehouse space in order to aggressively maintain the highest levels of customer service in our industry.

At our European operations, we enjoyed better volumes and margins during 2003. By staying focused on the U.K. market, we believe we have better opportunities to improve our results through increased market share and broadening our product offerings. We are confident in our management team and look forward to improving results in the future.

Industrial Products

The brass rod business was difficult during 2003. Spreads and volumes were lower than the prior year as U.S. consumption remained weak due to sluggish industrial and commercial activity. Overall U.S. consumption of brass rod was down approximately nine percent. However, recently we have seen a ramp up of customer orders in this business, and that is an encouraging development.

Our gas products business enjoyed continued improvement as many new customers now rely on us to provide their component-part requirements. Overstreet-Hughes, which was acquired in 2002, has not met our expectations and we are reviewing our strategic options.

Business Outlook for 2004

The U.S. housing industry is poised for another strong year in 2004. Housing starts in 2003 totaled 1.8 million units, and housing economists are predicting a similarly high number for 2004. In addition, mortgage rates remain extraordinarily attractive and housing affordability statistics show that more people than ever can afford to buy homes.

Moreover, commercial construction, which for the past several years has been lagging, is expected to rebound in 2004. This is an important market for Mueller, as it consumes many of our high value-added products.

All of the above is in the context of an improving national economy, which, in the third quarter of 2003, experienced the highest quarterly growth rate in the past 20 years.

Obviously, the key for Mueller is to achieve both added volume and improved margins. Although no one can predict how these factors will play out in 2004, you can be assured that Mueller is well prepared to take advantage of the opportunities that the marketplace may offer. We have state-of-the-art manufacturing facilities, a highly efficient distribution system and employees who are ambitious, talented and dedicated to the success of our Company.



HARVEY L. KARP



WILLIAM D. O'HAGAN

Sincerely,

Harvey L. Karp
Chairman of the Board

William D. O'Hagan
President and Chief Executive Officer

March 1, 2004


Operational
Overview

Standard Products Division

Plants	Products and Applications	Customers
Fulton, Mississippi Wynne, Arkansas	· Water tube, in straight lengths and coils, for plumbing and construction · Dehydrated coils and nitrogen-charged straight lengths for refrigeration and air-conditioning · Industrial tube, in straight lengths and level-wound coils, for fittings, redraw, etc. · Line sets for controlling the flow of refrigerant gases	· Plumbing wholesalers, home centers, and hardware wholesalers and co-ops · Air-conditioning and refrigeration wholesalers and OEMs · Mueller's copper fittings plants and OEMs · Wholesalers and OEMs
Fulton, Mississippi Covington, Tennessee Port Huron, Michigan	· Over 1,500 wrot copper elbows, tees and adapters, and assorted fittings for plumbing, heating, air-conditioning, and refrigeration	· Plumbing and air-conditioning wholesalers, home centers, hardware wholesalers and co-ops, and OEMs
Kalamazoo, Michigan Cerritos, California Upper Sandusky, Ohio Fort Pierce, Florida	· A broad line of over 1,000 PVC and ABS plastic fittings and valves for drainage, waste and ventilation, and pressure applications in housing and commercial construction, recreational vehicles, and manufactured housing	· Plumbing wholesalers, home centers, hardware wholesalers and co-ops, distributors to the manufactured housing and recreational vehicle industry, and irrigation, pool and spa distributors
Bilston, Great Britain	· Copper tube in various lengths, diameters, and hardnesses for plumbing, refrigeration, and heating · Industrial tube for redraw, copper fittings, etc.	· Builders' merchants, plumbing, refrigeration, and heating wholesalers · OEMs
Elk Grove Village, Illinois (Import distributor)	· Imports an extensive line of over 6,000 plumbing products including valves, faucets, malleable iron pipe fittings, steel nipples, and plumbing specialties	· Building product retailers · Hardware co-ops and wholesalers · Plumbing wholesalers · Distributors to the manufactured housing and recreational vehicle industry

Industrial Products Division

Plants	Products and Applications	Customers
Port Huron, Michigan	· A broad range of brass rod rounds, squares, hexagons, and special shapes in free machining, thread rolling, and forging alloys for numerous end products, including plumbing brass, valves and fittings, and industrial machinery and equipment	· OEMs, contract machining companies and distributors
Port Huron, Michigan	· Brass and aluminum hot forgings in various alloys for plumbing brass, valves and fittings, and industrial machinery and equipment	· OEMs and refrigeration wholesalers
Marysville, Michigan Brighton, Michigan	· Cold-formed aluminum and copper products for automotive, industrial, and recreational components · High volume machining of aluminum, steel, brass and cast iron, forgings, impacts, and castings for automotive applications	
Hartsville, Tennessee Carthage, Tennessee	· Valves and custom OEM products for refrigeration and air-conditioning applications	
Jacksboro, Tennessee Waynesboro, Tennessee Middletown, Ohio	· Custom valves and assemblies for the gas appliance and barbecue grill markets	
North Wales, Pennsylvania	· Shaped and formed tube, produced to tight tolerances, for baseboard heating, appliances, medical instruments, etc.	


Ten-Year
Review

(Dollars in thousands, except per share data)	2003	2002	2001	2000
INCOME STATEMENT DATA				
Net sales	$ 999,078	$ 952,983	$ 969,106	$1,157,660
Cost of goods sold	815,849	744,781	740,366	887,635
Gross profit	183,229	208,202	228,740	270,025
Depreciation and amortization	38,954	37,440	39,461	34,043
Selling, general, and administrative expense	94,891	85,006	83,750	90,344
Operating income	49,384	85,756	105,529	145,638
Interest expense	(1,168)	(1,460)	(3,311)	(8,623)
Environmental expense	(1,165)	(1,639)	(3,600)	(2,049)
Other income, net	4,385	5,810	5,787	9,115
Income from continuing operations before income taxes	51,436	88,467	104,405	144,081
Income tax expense	(7,215)	(17,290)	(38,982)	(51,096)
Net income from continuing operations	44,221	71,177	65,423	92,985
Income (loss) from discontinued operations	1,160	6,815	1,532	(295)
Net income	$ 45,381	$ 77,992	$ 66,955	$ 92,690
Adjusted weighted average shares (000)	36,861	37,048	37,245	38,096
Diluted earnings per share	$ 1.23	$ 2.11	$ 1.80	$ 2.43
BALANCE SHEET DATA				
Cash and cash equivalents	$ 255,088	$ 217,601	$ 121,862	$ 100,268
Current assets	570,355	500,347	403,913	405,171
Working capital	456,849	393,996	302,425	287,322
Total assets	1,055,184	987,947	916,065	910,276
Current liabilities	113,506	106,351	101,488	117,849
Debt	14,272	18,166	50,973	106,884
Stockholders' equity	814,858	753,523	672,933	614,105
SELECTED OPERATING DATA				
Cash provided by operations	$ 73,416	$ 124,217	$ 121,453	$ 120,619
Capital expenditures	$ 27,236	$ 23,265	$ 46,624	$ 62,876
Number of employees	3,525	3,575	3,420	3,965
Current ratio	5.0 to 1	4.7 to 1	4.0 to 1	3.4 to 1
Return on average equity	5.8%	10.9%	10.4%	15.7%
Debt to total capitalization	1.7%	2.4%	7.0%	14.8%
Outstanding shares (000)	34,276	34,257	33,467	33,358
Book value per share	$ 23.77	$ 22.00	$ 20.11	$ 18.41

1999	1998	1997	1996	1995	1994
$ 1,110,361	$ 854,030	$ 843,545	$ 709,850	$ 670,581	$ 545,136
840,364	657,664	665,874	555,570	550,846	451,983
269,997	196,366	177,671	154,280	119,735	93,153
32,901	21,127	19,311	18,317	15,308	12,456
91,420	69,784	60,294	53,670	48,416	43,969
145,676	105,455	98,066	82,293	56,011	36,728
(11,090)	(5,517)	(4,920)	(5,153)	(3,922)	(4,414)
-	(2,133)	(3,100)	(2,045)	(1,421)	(2,914)
8,317	6,492	7,306	4,125	5,058	3,480
142,903	104,297	97,352	79,220	55,726	32,880
(43,541)	(30,309)	(28,338)	(23,862)	(16,441)	(9,846)
99,362	73,988	69,014	55,358	39,285	23,034
(83)	1,457	756	5,815	5,538	4,892
$ 99,279	$ 75,445	$ 69,770	$ 61,173	$ 44,823	$ 27,926
39,605	39,644	39,250	38,993	38,298	39,560
$ 2.51	$ 1.90	$ 1.78	$ 1.57	$ 1.17	$ 0.71
$ 149,454	$ 80,568	$ 69,978	$ 96,956	$ 48,357	$ 34,492
440,746	382,324	309,051	274,712	211,038	183,551
287,685	239,750	208,494	195,756	143,154	116,330
904,080	874,694	610,776	509,357	450,835	430,755
153,061	142,574	100,557	78,956	67,884	67,221
149,870	194,549	72,093	59,650	75,902	94,736
569,430	502,122	418,040	348,082	285,875	241,948
$ 164,869	$ 91,508	$ 66,131	$ 71,631	$ 49,052	$ 15,567
$ 38,272	$ 45,639	$ 33,396	$ 17,182	$ 40,663	$ 48,097
4,048	4,340	2,961	2,290	2,227	2,206
2.9 to 1	2.7 to 1	3.1 to 1	3.5 to 1	3.1 to 1	2.7 to 1
18.5%	16.4%	18.2%	19.3%	17.0%	12.0%
20.8%	27.9%	14.7%	14.6%	21.0%	28.1%
34,919	35,808	35,017	34,870	34,699	34,796
$ 16.31	$ 14.02	$ 11.94	$ 9.98	$ 8.24	$ 6.95


Directors +
Officers

Board of Directors

Harvey L. Karp
Chairman of the Board, Mueller Industries, Inc.

Gennaro J. Fulvio[(1)(2)(3)]
Member, Fulvio & Associates

Gary S. Gladstein[(1)(2)]
Senior Consultant, Soros Fund Management LLC

Terry Hermanson[(1)]
President, Mr. Christmas Incorporated

Robert B. Hodes[(3)]
Counsel, Willkie Farr & Gallagher

William D. O'Hagan
President and Chief Executive Officer, Mueller Industries, Inc.

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Member of the Nominating and Corporate Governance Committee

Executive Officers

Harvey L. Karp
Chairman of the Board

William D. O'Hagan
President and Chief Executive Officer

Michael O. Fifer
Executive Vice President

Roy C. Harris
Vice President and Chief Information Officer

William H. Hensley
Vice President, General Counsel and Secretary

Kent A. McKee
Vice President and Chief Financial Officer

Lee R. Nyman
Senior Vice President Manufacturing/Engineering

Divisional Officers and Management

Standard Products Division
Gregory L. Christopher
Vice President, Sales

John B. Hansen
Vice President, Marketing

Peter D. Berkman
President–B&K Industries

Patrick W. Donovan
Vice President and General Manager–European Operations

Industrial Products Division
James H. Rourke
Group President and General Manager–Rod


MUELLER
INDUSTRIES, INC.

2003 Annual Report

Consolidated Financial Statements

TABLE OF CONTENTS

SELECTED FINANCIAL DATA

(In thousands, except per share data)

	2003	2002	2001	2000	1999
For the fiscal year:					
Net sales (1)	$ 999,078	$ 952,983	$ 969,106	$ 1,157,660	$ 1,110,361
Operating income (1)	49,384	85,756	105,529	145,638	145,676
Net income from continuing operations	44,221	71,177	65,423	92,985	99,362
Diluted earnings per share from continuing operations	1.19	1.92	1.76	2.44	2.51
At year-end:					
Total assets	1,055,184	987,947	916,065	910,276	904,080
Long-term debt	11,437	14,005	46,977	100,975	118,858

(1) From continuing operations

FINANCIAL REVIEW

OVERVIEW

Mueller Industries, Inc. is a leading manufacturer of copper tube and fittings; brass and copper alloy rod, bar and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; and fabricated tubular products. Mueller's operations are located throughout the United States and in Canada, Mexico, and Great Britain.

The Company's businesses are managed and organized into two segments: (i) Standard Products Division (SPD) and (ii) Industrial Products Division (IPD). SPD manufactures and sells copper tube, and copper and plastic fittings and valves. Outside of the United States, SPD manufactures copper tube in Europe. SPD sells these products to wholesalers in the HVAC (heating, ventilation, and air-conditioning), plumbing and refrigeration markets, to distributors to the manufactured housing and recreational vehicle industries, and to building material retailers. IPD manufactures and sells brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. IPD sells its products primarily to original equipment manufacturers (OEMs), many of which are in the HVAC, plumbing and refrigeration markets.

New housing starts and commercial construction are important determinants of the Company's sales to the HVAC, refrigeration and plumbing markets because the principal end use of a significant portion of the Company's products is in the construction of single and multi-family housing and commercial buildings. Repairs and remodeling projects are also important drivers of underlying demand for these products.

Profitability of certain of the Company's product lines depends upon the "spreads" between the cost of raw material and the selling prices of its completed products. The open market prices for copper cathode and scrap, for example, influence the selling price of copper tubing, a principal product manufactured by the Company. The Company attempts to minimize the effects of fluctuations in material costs by passing through these costs to its customers. The Company's earnings and cash flow are dependent upon these spreads that fluctuate based upon market conditions.

Earnings and profitability is also subject to market trends such as substitute products and imports. Plastic plumbing systems are the primary substitute product; these products represent an increasing share of consumption. Imports of copper tubing from Mexico have increased in recent years, although U.S. consumption is still predominantly supplied by U.S. manufacturers.

RESULTS OF OPERATIONS

2003 Performance Compared with 2002

Consolidated net sales in 2003 were $999.1 million, a 4.8 percent increase over net sales of $953.0 million in 2002. Pounds of product sold totaled 695.8 million in 2003 compared with 694.0 million pounds sold in 2002. Net selling prices generally fluctuate with changes in raw material prices. The COMEX average copper price in 2003 was approximately 80 cents per pound, or 13 percent more than the 2002 average of 71 cents. This change impacted the Company's net sales and cost of goods sold, particularly in the later part of the year as COMEX steadily climbed, ending the year at $1.04 per pound.

Cost of goods sold increased $71.1 million, to $815.8 million in 2003. This increase was attributable primarily to higher raw material costs. Gross profit was $183.2 million or 18.3 percent of net sales in 2003 compared with $208.2 million or 21.8 percent of net sales in 2002. The decline in gross profit was due to lower spreads in core product lines, primarily copper tube, fittings, and brass rod. The quarterly gross profit trend bottomed out in the first quarter and steadily improved throughout the year.

Depreciation and amortization increased to $39.0 million in 2003 from $37.4 million in 2002; the increase was due to capital expenditures. Selling, general, and administrative expense increased to $94.9 million in 2003; this increase was due to (i) higher distribution costs related to expansion of dedicated warehousing, (ii) health and medical benefit plans, (iii) pension costs, and (iv) additional provisions for doubtful accounts.

Interest expense decreased to $1.2 million in 2003 from $1.5 million in 2002. This decrease was primarily due to debt reductions. Environmental expense totaled $1.2 million in 2003 compared with $1.6 million in 2002. Other income was slightly lower due to lower interest income yields on invested cash balances.

Income tax expense declined substantially to $7.2 million, for an effective rate of 14 percent, due to the recognition of a deferred income tax benefit. During the third quarter of 2003, the Company recognized a deferred income tax benefit, upon the closure of the open tax year, by reducing a valuation allowance of $9.3 million related to an operating loss resulting from the 1999 sale of a subsidiary. Realization of the tax benefit occurred during the year of sale.

During 2002, the Company sold its wholly owned subsidiary, Utah Railway Company, and initiated steps to sell or liquidate its French manufacturing operations, Mueller Europe S.A. The Company expects no further obligations or contingencies from these discontinued operations and, therefore, during 2003 it recognized a $1.7 million gain to reflect adjustments to the previous estimates on disposition.

The Company's employment was approximately 3,500 at the end of 2003 compared with 3,600 at the end of 2002.

Standard Products Division

Net sales by SPD were $718 million in 2003 compared with $679 million in 2002 for a 5.6 percent increase. Operating income was $54.1 million in 2003 compared with $79.0 million in 2002. The decline in operating profit was due to lower spreads in certain product lines, primarily copper tube and fittings, and increased distribution costs.

Industrial Products Division

IPD's net sales were $292 million in 2003 compared with $280 million in 2002. Operating income was $11.7 million in 2003 compared with $20.4 million in 2002. Brass rod earnings declined on lower volume and spreads. The division's results also declined due to poor performance of certain product lines including Overstreet-Hughes, Co., Inc. (Overstreet-Hughes). The results of Overstreet-Hughes, which manufactures precision tubular components and assemblies primarily for the OEM air-conditioning market, did not meet expectation during 2003; the Company is evaluating alternatives to improve performance to an acceptable level. If the Company is unable to achieve improvements, a write-down of these assets could be necessary in the future.

2002 Performance Compared with 2001

Consolidated net sales in 2002 were $953 million, 1.7 percent less than net sales of $969 million in 2001. Pounds of product sold totaled 694 million in 2002 or 6.8 percent more than the 650 million pounds sold in 2001. This increase in pounds sold was primarily attributable to the brass rod business. The COMEX average copper price in 2002 was approximately 1.2 percent less than the 2001 average. This change impacted the Company's net sales and cost of goods sold.

Cost of goods sold increased $4.4 million, to $745 million in 2002. This increase was attributable to increased volumes. Gross profit was $208 million or 21.8 percent of net sales in 2002 compared with $229 million or 23.6 percent of net sales in 2001. The decline in gross profit was due to lower spreads in certain product lines, primarily copper tube.

Depreciation and amortization decreased to $37.4 million in 2002 from $39.5 million in 2001. The decrease was due primarily to discontinuing goodwill amortization, totaling $4.4 million in 2001, in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. Selling, general, and administrative expense increased 1.5 percent to $85.0 million in 2002, reflecting increased volume.

Interest expense decreased to $1.5 million in 2002 from $3.3 million in 2001. This decrease was primarily due to debt reductions. No interest was capitalized during 2002, whereas $1.4 million of interest was capitalized on major capital improvement projects in 2001. Environmental expense totaled $1.6 million in 2002 compared with $3.6 million in 2001. Other income remained flat at $5.8 million in 2002 and 2001.

During 2002, the Company sold its wholly owned subsidiary, Utah Railway Company, to Genessee & Wyoming Inc. Proceeds from the sale were $55.4 million. The Company recognized a gain of $21.1 million, net of income taxes of $11.6 million, from the sale. Also during 2002, the Company initiated steps to sell or liquidate its French manufacturing operations, Mueller Europe S.A. The Company recognized a loss of $13.4 million, net of $15.2 million income tax benefit, to write-down the value of the French business to its net realizable value.

The Company provided $17.3 million for income taxes attributable to continuing operations in 2002, of which $9.7 million was deferred. The sale of Utah Railway Company enabled the Company to utilize previously unrecognized capital loss carryforwards. In accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, the recognition of this capital loss carryforward benefit of $12.7 million was classified as a reduction to current income taxes on continuing operations. Current income tax expense of $7.6 million reflects the benefit of recognizing this capital loss carryforward. The 2002 effective tax rate was 19.5 percent while the 2001 rate was 37.3 percent.

The Company's employment at its ongoing operations was approximately 3,600 at the end of 2002. This compares with approximately 3,400 at the 2001 year-end. This increase is attributable to acquisitions.

Standard Products Division

Net sales by SPD were $679 million in 2002 compared with $722 million in 2001 for a 6 percent decrease. Operating income was $79.0 million in 2002 compared with $105 million in 2001. The decline in operating profit was due to lower spreads in certain product lines, primarily copper tube. In September 2002, the Company acquired certain assets of Colonial Engineering, Inc.'s Fort Pierce, Florida operations. These operations manufacture injected molded plastic pressure fittings for plumbing, agricultural, and industrial use including a line of PVC Schedule 40 and 80 and CPVC fittings. These operations generated sales of approximately $15 million in 2001. Total consideration paid was approximately $14.1 million.

Industrial Products Division

IPD's net sales were $280 million in 2002 compared with $252 million in 2001. Operating income was $20.4 million in 2002 compared with $17.5 million in 2001. Volume increases were responsible for the increase in 2002 earnings. In August 2002, the Company acquired 100 percent of the outstanding stock of Overstreet-Hughes. Overstreet-Hughes, located in Carthage, Tennessee, manufactures precision tubular components and assemblies primarily for the OEM air-conditioning market and had sales in 2001 of approximately $8 million. Total consideration paid at closing, including assumption of debt, was approximately $6.3 million. A contingent payment of up to $2 million will be paid if certain financial targets are achieved.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and cash equivalents balance increased to $255.1 million at year-end. Major components of the 2003 change included $73.4 million of cash provided by operating activities, $36.2 million of cash used in investing activities and $3.5 million of cash used in financing activities.

Net income from continuing operations of $44.2 million in 2003 was the primary component of cash provided by operating activities. Depreciation and amortization of $39.0 million were the primary non-cash adjustments. Major changes in working capital included a $34.0 million increase in trade accounts receivable due to better volumes and higher raw material costs in the fourth quarter of 2003 compared with the fourth quarter of 2002.

The major components of net cash used for investing activities during 2003 included $27.2 million used for capital expenditures and $10.8 million used for acquiring an additional equity interest in Conbraco Industries, Inc. Conbraco, headquartered in Matthews, North Carolina, is a manufacturer of flow control products including Apollo® ball valves, automation products, backflow preventers, butterfly valves, check valves, investment cast steel products, marine valves, safety relief valves, strainers and plumbing and heating products for commercial and industrial applications. The $10.8 million investment, made at the beginning of the year, increased the Company's interest in Conbraco to approximately 34 percent.

Net cash used in financing activities totaled $3.5 million consisting primarily of $3.9 million for debt repayments partially offset by proceeds from the sale of treasury stock.

The Company has a $150 million unsecured line-of-credit (Credit Facility) which expires in November 2006. At year-end, the Company had no borrowings against the Credit Facility. Approximately $7.2 million in letters of credit were backed by the Credit Facility at the end of 2003. At December 27, 2003, the Company's total debt was $14.3 million or 2 percent of its total capitalization.

Covenants contained in the Company's financing obligations require, among other things, the maintenance of minimum levels of working capital, tangible net worth, and debt service coverage ratios. At December 27, 2003 the Company was in compliance with all of its debt covenants.

The Company expects to invest between $20 and $25 million for capital expenditures during 2004.

Contractual cash obligations of the Company at December 27, 2003 included the following:

		Payments Due by Year			
(In millions)	Total	2004	2005-2006	2007-2008	Thereafter
Long-term debt, including capital lease obligations	$ 14.3	$ 2.8	$ 0.7	$ 0.5	$ 10.3
Operating leases	22.4	6.6	8.4	5.6	1.8
Purchase commitments (a)	143.3	143.3	-	-	-
Total contractual cash obligations	$ 180.0	$ 152.7	$ 9.1	$ 6.1	$ 12.1

(a) Purchase commitments include $17.7 million of open fixed price purchases of raw materials. Additionally, the Company has contractual supply commitments, totaling $125.6 million at year-end prices, for raw materials consumed in the ordinary course of business; these contracts contain variable pricing based upon COMEX.

The above obligations will be satisfied with existing cash (which net of indebtedness is $240.1 million), and cash generated by operations. Additionally, the cash flow to fund pension and OPEB obligations is insignificant. During 2003, funded pension assets recovered a significant portion of market value declines experienced in 2002 and 2001. The Company has no off-balance sheet financing arrangements except for the operating leases identified above.

Fluctuations in the cost of copper and other raw materials affect the Company's liquidity. Changes in material costs directly impact components of working capital, primarily inventories and accounts receivable. Since the end of the third quarter of 2003, there has been a significant increase in COMEX copper prices. From the September 30, 2003 close through late February of 2004, the cost has risen to approximately $1.30 per pound, or approximately 60 percent. This rise in the price of cathode has also resulted in sharp increases in the open market price for copper scrap and, to a lesser extent, the price of brass scrap.

Subsequent to year-end the Company's Board of Directors declared a regular quarterly dividend of 10 cents per share on its common stock. Payment of dividends in the future is dependent upon the Company's financial condition, cash flows, capital requirements, earnings, and other factors.

Management believes that cash provided by operations and currently available cash of $255.1 million will be adequate to meet the Company's normal future capital expenditure and operational needs. The Company's current ratio was 5 to 1 at December 27, 2003.

The Company's Board of Directors has authorized the repurchase until October 2004 of up to ten million shares of the Company's common stock through open market transactions or through privately negotiated transactions. The Company has no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. Any purchases will be funded primarily through existing cash and cash from operations. The Company may hold any shares purchased in treasury or use a portion of the repurchased shares for employee benefit plans, as well as for other corporate purposes. Through December 27, 2003, the Company had repurchased approximately 2.4 million shares under this authorization.

Environmental Matters

The Company ended 2003 with total environmental reserves of approximately $9.6 million. Based upon information currently available, management believes that the outcome of pending environmental matters will not materially affect the overall financial position and results of operations of the Company.

MARKET RISKS

The Company is exposed to market risk from changes in foreign currency exchange, raw material costs, and energy costs. To reduce such risks, the Company may periodically use financial instruments. All hedging transactions are authorized and executed pursuant to policies and procedures. Further, the Company does not buy or sell financial instruments for trading purposes. A discussion of the Company's accounting for derivative instruments and hedging activities is included in the Summary of Significant Accounting Policies in the Notes to Consolidated Financial Statements.

Foreign Currency Exchange Rates

Foreign currency exposures arising from transactions include firm commitments and anticipated transactions denominated in a currency other than an entity's functional currency. The Company and its subsidiaries generally enter into transactions denominated in their respective functional currencies. Foreign currency exposures arising from transactions denominated in currencies other than the functional currency are not material; however, the Company may utilize certain forward fixed-rate contracts to hedge such transactional exposures. Gains and losses with respect to these positions are deferred in stockholders' equity as a component of comprehensive income and reflected in earnings upon collection of receivables. At year-end, the Company had no open forward contracts to exchange foreign currencies.

The Company's primary foreign currency exposure arises from foreign-denominated revenues and profits and their translation into U.S. dollars. The primary currencies to which the Company is exposed include the Canadian dollar, the British pound sterling, the Euro, and the Mexican peso. The Company generally views as long-term its investments in foreign subsidiaries with a functional currency other than the U.S. dollar. As a result, the Company generally does not hedge these net investments. The net investment in foreign subsidiaries translated into U.S. dollars using the year-end exchange rates was $60.6 million at December 27, 2003 and $73.6 million at December 28, 2002. The potential loss in value of the Company's net investment in foreign subsidiaries resulting from a hypothetical 10 percent adverse change in quoted foreign currency exchange rates at December 27, 2003 and December 28, 2002 amounted to $6.1 million and $7.6 million, respectively. This change would be reflected in the equity section of the Company's Consolidated Balance Sheet.

Cost and Availability of Raw Materials and Energy

Copper and brass represent the largest component of the Company's variable costs of production. The cost of these materials is subject to global market fluctuations caused by factors beyond the Company's control. Significant increases in the cost of metal, to the extent not reflected in prices for the Company's finished products, or the lack of availability could materially and adversely affect the Company's business, results of operations and financial condition.

The Company occasionally enters into forward fixed-price arrangements with certain customers. The Company may utilize forward contracts to hedge risks associated with forward fixed-price arrangements. The Company may also utilize forward contracts to manage price risk associated with inventory. Gains or losses with respect to these positions are deferred in stockholders' equity as a component of comprehensive income and reflected in earnings upon the sale of inventory. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying fixed-price transactions or inventory. At year-end, the Company held open forward contracts to purchase approximately $1.0 million of copper over the next 12 months.

Futures contracts may also be used to manage price risk associated with natural gas purchases. Gains and losses with respect to these positions are deferred in stockholders' equity as a component of comprehensive income and reflected in earnings upon consumption of natural gas. Periodic value fluctuations of the contracts generally offset the value fluctuations of the underlying natural gas prices. At year-end, the Company held open hedge forward contracts to purchase approximately $1.0 million of natural gas over the next three months.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States. Application of these principles requires the Company to make estimates, assumptions, and judgments that affect the amounts reported in the Consolidated Financial Statements. Management believes the most complex and sensitive judgments, because of their significance to the Consolidated Financial Statements, result primarily from the need to make estimates about the effects of matters which are inherently uncertain. The accounting policies and estimates that are most critical to aid in understanding and evaluating the results of operations and financial position of the Company include the following:

Inventory Valuation

Inventories are valued at the lower of cost or market. The most significant component of the Company's inventory is copper; the domestic copper inventories are valued under the LIFO method. The market price of copper cathode and scrap are subject to volatility. During periods when open market prices decline below net book value, the Company may need to provide an allowance to reduce the carrying value of its inventory. In addition, certain items in inventory may be considered obsolete and, as such, the Company may establish an allowance to reduce the carrying value of those items to their net realizable value. Changes in these estimates related to the value of inventory, if any, may result in a materially adverse or positive impact on the Company's reported financial position or results of operations. The Company recognizes the impact of any changes in estimates, assumptions, and judgments in income in the period in which it is determined.

Deferred Taxes

Deferred tax assets and liabilities are recognized on the difference between the financial statement and the tax law treatment of certain items. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events. The Company records a valuation allowance to reduce its deferred tax asset to the amount it believes is more likely than not to be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels and are based on the Company's judgment, estimates, and assumptions regarding those future events. In the event the Company were to determine that it would not be able to realize all or a portion of the net deferred tax assets in the future, the Company would increase the valuation allowance through a charge to income in the period that such determination is made. Conversely, if the Company were to determine that it would be able to realize its deferred tax assets in the future, in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance through an increase to income in the period that such determination is made.

Environmental Reserves

The Company recognizes an environmental liability when it is probable the liability exists and the amount is reasonably estimable. The Company estimates the duration and extent of its remediation obligations based upon reports of outside consultants, internal analyses of clean-up costs and ongoing monitoring, communications with regulatory agencies, and changes in environmental law. If the Company were to determine that its estimates of the duration or extent of its environmental obligations were no longer accurate, the Company would adjust its environmental liabilities accordingly in the period that such determination is made.

Allowance for Doubtful Accounts

The Company provides an allowance for receivables that may not be fully collected. In circumstances where the Company is aware of a customer's inability to meet its financial obligations (i.e., bankruptcy filings or substantial down-grading of credit ratings), it records a reserve for bad debts against amounts due to reduce the net recognized receivable to the amount it believes most likely will be collected. For all other customers, the Company recognizes reserves for bad debts based on its historical collection experience. If circumstances change (i.e., greater than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations), the Company's estimates of the recoverability of amounts due could be reduced by a material amount.

RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 149, *An Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, in April 2003 and Statement of Financial Accounting Standard No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* in May 2003, revised Statement of Financial Accounting Standard No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88 and 106*, in December 2003, and revised FASB Interpretation No. 46, *Variable Interest Entities*, (the Statements). The provisions of these Statements, which are currently not applicable to the Company, became, or will become, effective in whole or in part at various times in 2003 and thereafter. These Statements will be considered and adopted, where and when applicable, by the Company at the appropriate future point in time. None of the Statements had a significant effect on the results of operations or financial position of the Company reported in the accompanying Consolidated Financial Statements.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report contains various forward-looking statements and includes assumptions concerning the Company's operations, future results and prospects. These forward-looking statements are based on current expectations and are subject to risk and uncertainties. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, the Company provides the following cautionary statement identifying important economic, political, and technological factors, among others, the absence of which could cause actual results or events to differ materially from those set forth in or implied by the forward-looking statements and related assumptions.

Such factors include: (i) the current and projected future business environment, including interest rates and capital and consumer spending; (ii) the domestic housing and commercial construction industry environment; (iii) availability and price fluctuations in commodities (including copper, natural gas, and other raw materials, including crude oil that indirectly effects plastic resins); (iv) competitive factors and competitor responses to the Company's initiatives; (v) stability of government laws and regulations, including taxes; and (vi) continuation of the environment to make acquisitions, domestic and foreign, including regulatory requirements and market values of candidates.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 27, 2003, December 28, 2002, and December 29, 2001

(In thousands, except per share data)	2003	2002	2001
Net sales	$ 999,078	$ 952,983	$ 969,106
Cost of goods sold	815,849	744,781	740,366
Gross profit	183,229	208,202	228,740
Depreciation and amortization	38,954	37,440	39,461
Selling, general, and administrative expense	94,891	85,006	83,750
Operating income	49,384	85,756	105,529
Interest expense	(1,168)	(1,460)	(3,311)
Environmental expense	(1,165)	(1,639)	(3,600)
Other income, net	4,385	5,810	5,787
Income from continuing operations before income taxes	51,436	88,467	104,405
Income tax expense	(7,215)	(17,290)	(38,982)
Income from continuing operations	44,221	71,177	65,423
Discontinued operations, net of income taxes:			
Income (loss) from operation of discontinued operations	(539)	(886)	1,532
Gain on disposition of discontinued operations	1,699	7,701	-
Net income	$ 45,381	$ 77,992	$ 66,955
Weighted average shares for basic earnings per share	34,264	33,993	33,409
Effect of dilutive stock options	2,597	3,055	3,836
Adjusted weighted average shares for diluted earnings per share	36,861	37,048	37,245
Basic earnings (loss) per share:			
From continuing operations	$ 1.29	$ 2.09	$ 1.96
From discontinued operations	(0.02)	(0.03)	0.04
From gain on disposition of discontinued operations	0.05	0.23	-
Basic earnings per share	$ 1.32	$ 2.29	$ 2.00
Diluted earnings (loss) per share:			
From continuing operations	$ 1.19	$ 1.92	$ 1.76
From discontinued operations	(0.01)	(0.02)	0.04
From gain on disposition of discontinued operations	0.05	0.21	-
Diluted earnings per share	$ 1.23	$ 2.11	$ 1.80

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of December 27, 2003 and December 28, 2002

(In thousands)	2003	2002
Assets		
Current assets		
Cash and cash equivalents	$ 255,088	$ 217,601
Accounts receivable, less allowance for doubtful accounts of $4,734 in 2003 and $6,443 in 2002	163,006	132,427
Inventories	140,548	142,953
Current deferred income taxes	9,035	4,506
Other current assets	2,678	2,860
Total current assets	570,355	500,347
Property, plant, and equipment, net	345,537	352,469
Goodwill, net	104,849	105,551
Other assets	34,443	29,580
Total Assets	$ 1,055,184	$ 987,947

See accompanying notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As of December 27, 2003 and December 28, 2002

(In thousands, except share data)	2003	2002
Liabilities and Stockholders' Equity		
Current liabilities		
Current portion of long-term debt	$ 2,835	$ 4,161
Accounts payable	42,081	41,004
Accrued wages and other employee costs	25,631	26,199
Other current liabilities	42,959	34,987
Total current liabilities	113,506	106,351
Long-term debt, less current portion	11,437	14,005
Pension liabilities	18,077	22,364
Postretirement benefits other than pensions	13,566	13,186
Environmental reserves	9,560	9,110
Deferred income taxes	63,734	59,269
Other noncurrent liabilities	10,238	9,718
Total liabilities	240,118	234,003
Minority interest in subsidiaries	208	421
Stockholders' equity		
Preferred stock - shares authorized 4,985,000; none outstanding	-	-
Series A junior participating preferred stock - $1.00 par value; shares authorized 15,000; none outstanding	-	-
Common stock - $.01 par value; shares authorized 100,000,000; issued 40,091,502; outstanding 34,276,343 in 2003 and 34,257,419 in 2002	401	401
Additional paid-in capital, common	259,110	258,939
Retained earnings	655,495	610,114
Accumulated other comprehensive loss	(5,586)	(21,133)
Treasury common stock, at cost	(94,562)	(94,798)
Total stockholders' equity	814,858	753,523
Commitments and contingencies	-	-
Total Liabilities and Stockholders' Equity	$ 1,055,184	$ 987,947

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 27, 2003, December 28, 2002, and December 29, 2001

(In thousands)	Common Stock Number of Shares	Common Stock Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Number of Shares	Treasury Stock Cost	Total
Balance, December 30, 2000	40,092	$ 401	$ 260,979	$ 465,167	$ (11,826)	6,734	$ (100,616)	$ 614,105
Comprehensive income:								
Net income	-	-	-	66,955	-	-	-	66,955
Other comprehensive income (loss):								
Foreign currency translation	-	-	-	-	(4,564)	-	-	(4,564)
Minimum pension liability adjustment, net of applicable income tax benefit of $1,165	-	-	-	-	(4,370)	-	-	(4,370)
Cumulative effect of change in accounting for derivative financial instruments, net of applicable income taxes of $75	-	-	-	-	122	-	-	122
Change in fair value of derivatives, net of applicable income tax benefit of $1,414	-	-	-	-	(2,306)	-	-	(2,306)
Losses reclassified into earnings from other comprehensive income, net of applicable income tax benefit of $556	-	-	-	-	906	-	-	906
Comprehensive income								56,743
Issuance of shares under incentive stock option plan	-	-	312	-	-	(109)	1,417	1,729
Tax benefit related to employee stock options	-	-	356	-	-	-	-	356
Balance, December 29, 2001	40,092	401	261,647	532,122	(22,038)	6,625	(99,199)	672,933
Comprehensive income:								
Net income	-	-	-	77,992	-	-	-	77,992
Other comprehensive income (loss):								
Foreign currency translation	-	-	-	-	10,706	-	-	10,706
Minimum pension liability adjustment, net of applicable income taxes of $1,153	-	-	-	-	(12,747)	-	-	(12,747)
Change in fair value of derivatives, net of applicable income tax benefit of $386	-	-	-	-	(630)	-	-	(630)
Losses reclassified into earnings from other comprehensive income, net of applicable income tax benefit of $685	-	-	-	-	3,576	-	-	3,576
Comprehensive income								78,897
Issuance of shares under incentive stock option plan	-	-	(15,951)	-	-	(1,247)	19,155	3,204
Repurchase of common stock	-	-	-	-	-	456	(14,754)	(14,754)
Tax benefit related to employee stock options	-	-	13,243	-	-	-	-	13,243
Balance, December 28, 2002	40,092	401	258,939	610,114	(21,133)	5,834	(94,798)	753,523

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 27, 2003, December 28, 2002, and December 29, 2001

(In thousands)	Common Stock		Additional		Accumulated Other	Treasury Stock		
	Number of Shares	Amount	Paid-In Capital	Retained Earnings	Comprehensive Income (Loss)	Number of Shares	Cost	Total
Balance, December 28, 2002	40,092	$ 401	$ 258,939	$ 610,114	$ (21,133)	5,834	$ (94,798)	$ 753,523
Comprehensive income:								
Net income	-	-	-	45,381	-	-	-	45,381
Other comprehensive income:								
Foreign currency translation	-	-	-	-	10,941	-	-	10,941
Minimum pension liability adjustment, net of applicable income taxes of $3	-	-	-	-	4,277	-	-	4,277
Change in fair value of derivatives, net of applicable income tax benefit of $156	-	-	-	-	255	-	-	255
Losses reclassified into earnings from other comprehensive income, net of applicable income tax benefit of $45	-	-	-	-	74	-	-	74
Comprehensive income								60,928
Issuance of shares under incentive stock option plan	-	-	153	-	-	(19)	236	389
Tax benefit related to employee stock options	-	-	18	-	-	-	-	18
Balance, December 27, 2003	40,092	$ 401	$ 259,110	$ 655,495	$ (5,586)	5,815	$ (94,562)	$ 814,858

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 27, 2003, December 28, 2002, and December 29, 2001

(In thousands)	2003	2002	2001
Operating activities:			
Net income from continuing operations	$ 44,221	$ 71,177	$ 65,423
Reconciliation of net income from continuing operations to net cash provided by operating activities:			
Depreciation	38,531	36,979	34,539
Amortization	423	461	4,922
Income tax benefit from exercise of stock options	18	13,243	356
Deferred income taxes	(287)	9,686	15,737
Provision for doubtful accounts receivable	3,172	374	526
Minority interest in subsidiaries, net of dividend paid	(213)	150	(26)
Loss (gain) on disposal of properties	290	(485)	(249)
Equity in loss of unconsolidated subsidiaries	460	-	-
Changes in assets and liabilities, net of businesses acquired:			
Receivables	(35,129)	6,021	1,293
Inventories	2,948	(13,744)	13,778
Other assets	3,240	(4,154)	1,534
Current liabilities	14,620	3,683	(14,591)
Other liabilities	(54)	(91)	(585)
Other, net	1,176	917	(1,204)
Net cash provided by operating activities	73,416	124,217	121,453
Investing activities:			
Proceeds from sale of Utah Railway Company	-	55,403	-
Capital expenditures	(27,236)	(23,265)	(46,624)
Acquisition of businesses	-	(20,457)	-
Proceeds from sales of properties	1,412	8,165	2,715
Purchase of Conbraco Industries, Inc. common stock	(10,806)	(7,320)	-
Escrowed IRB proceeds	449	2,445	(2,515)
Net cash (used in) provided by investing activities	(36,181)	14,971	(46,424)
Financing activities:			
Repayments of long-term debt	(3,894)	(34,119)	(65,911)
Acquisition of treasury stock	-	(14,754)	-
Proceeds from the sale of treasury stock	389	3,204	1,729
Proceeds from issuance of long-term debt	-	-	10,000
Net cash used in financing activities	(3,505)	(45,669)	(54,182)
Effect of exchange rate changes on cash	3,505	719	(1,084)
Increase in cash and cash equivalents	37,235	94,238	19,763
Cash provided by discontinued operations	252	1,501	1,831
Cash and cash equivalents at the beginning of the year	217,601	121,862	100,268
Cash and cash equivalents at the end of the year	$ 255,088	$ 217,601	$ 121,862

For supplemental disclosures of cash flow information, see Notes 1, 5, 7, and 13.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 – Summary of Significant Accounting Policies

Nature of Operations

The principal business of Mueller Industries, Inc. is the manufacture and sale of copper tube and fittings; brass and copper alloy rod, bar, and shapes; aluminum and brass forgings; aluminum and copper impact extrusions; plastic fittings and valves; refrigeration valves and fittings; fabricated tubular products; and gas valves and assemblies. The Company markets its products to the HVAC, plumbing, refrigeration, hardware, and other industries. Mueller's operations are located throughout the United States and in Canada, Mexico, and Great Britain.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Mueller Industries, Inc. and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The minority interest represents separate private ownership of 25 percent of Ruby Hill Mining Company and 19 percent of Richmond-Eureka Mining Company.

Revenue Recognition

Revenue is recognized when products are shipped. The Company classifies the cost of shipping its product to customers as a component of cost of goods sold.

Cash Equivalents

Temporary investments with maturities of three months or less are considered to be cash equivalents. These investments are stated at cost. At December 27, 2003 and December 28, 2002, temporary investments consisted of certificates of deposit, commercial paper, bank repurchase agreements, and U.S. and foreign government securities totaling $254.9 million and $219.7 million, respectively.

Allowance for Doubtful Accounts

The Company provides an allowance for receivables that may not be fully collected. In circumstances where the Company is aware of a customer's inability to meet its financial obligations (i.e., bankruptcy filings or substantial down-grading of credit ratings), it records a reserve for bad debts against amounts due to reduce the net recognized receivable to the amount it believes most likely will be collected. For all other customers, the Company recognizes reserves for bad debts based on its historical collection experience. If circumstances change (i.e., greater than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations), the Company's estimates of the recoverability of amounts due could be reduced by a material amount.

Inventories

The Company's inventories are valued at the lower of cost or market. The material component of its U.S. copper tube and copper fittings inventories is valued on a last-in, first-out (LIFO) basis. Other inventories, including the non-material components of U.S. copper tube and copper fittings, are valued on a first-in, first-out (FIFO) basis. Inventory costs include material, labor costs, and manufacturing overhead.

The market price of copper cathode and scrap are subject to volatility. During periods when open market prices decline below net book value, the Company may need to provide an allowance to reduce the carrying value of its inventory. In addition, certain items in inventory may be considered obsolete and, as such, the Company may establish an allowance to reduce the carrying value of those items to their net realizable value. Changes in these estimates related to the value of inventory, if any, may result in a materially adverse or positive impact on the Company's reported financial position or results of operations. The Company recognizes the impact of any changes in estimates, assumptions, and judgments in income in the period in which it is determined.

Property, Plant, and Equipment

Property, plant, and equipment are stated at cost. Depreciation of buildings, machinery, and equipment is provided on the straight-line method over the estimated useful lives ranging from 20 to 40 years for buildings and five to 20 years for machinery and equipment.

Goodwill and Other Intangible Assets

Goodwill represents cost in excess of fair values assigned to the underlying net assets of acquired businesses and, prior to the adoption of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* (SFAS No. 142) in 2002, was amortized using the straight-line method over 20 to 25 years. Following the adoption of SFAS No. 142, amortization of goodwill was discontinued. All other intangible assets are amortized over their estimated useful lives.

Under SFAS No. 142, goodwill is subject to impairment testing which compares carrying values to fair values and, when appropriate, the carrying value of these assets is required to be reduced to fair value. The Company performs its annual impairment assessment in the fourth quarter of each fiscal year, unless circumstances dictate more frequent assessments. For testing purposes, the Company uses components of its reporting segments; components of a segment having similar economic characteristics are combined. No impairment loss resulted from the 2003 or 2002 tests performed under SFAS No. 142. There can be no assurance that goodwill impairment will not occur in the future.

Environmental Reserves

The Company recognizes an environmental liability when it is probable the liability exists and the amount is reasonably estimable. The Company estimates the duration and extent of its remediation obligations based upon reports of outside consultants, internal analyses of clean-up costs and ongoing monitoring, communications with regulatory agencies, and changes in environmental law. If the Company were to determine that its estimates of the duration or extent of its environmental obligations were no longer accurate, the Company would adjust its environmental liabilities accordingly in the period that such determination is made.

Earnings Per Share

Basic earnings per share is computed based on the average number of common shares outstanding. Diluted earnings per share reflects the increase in average common shares outstanding that would result from the assumed exercise of outstanding stock options calculated using the treasury stock method.

Income Taxes

Deferred tax assets and liabilities are recognized on the difference between the financial statement and the tax law treatment of certain items. Realization of certain components of deferred tax assets is dependent upon the occurrence of future events. The Company records a valuation allowance to reduce its deferred tax asset to the amount it believes is more likely than not to be realized. These valuation allowances can be impacted by changes in tax laws, changes to statutory tax rates, and future taxable income levels and are based on the Company's judgment, estimates, and assumptions regarding those future events. In the event the Company were to determine that it would not be able to realize all or a portion of the net deferred tax assets in the future, the Company would increase the valuation allowance through a charge to income in the period that such determination is made. Conversely, if the Company were to determine that it would be able to realize its deferred tax assets in the future, in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance through an increase to income in the period that such determination is made.

Stock-Based Compensation

The Company accounts for its stock-based compensation plans using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* (APB No. 25), and related Interpretations. No stock-based employee compensation expense is reflected in net income because the exercise price of the Company's incentive employee stock options equals the market price of the underlying stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS No. 123), to stock-based employee compensation.

(In thousands, except per share data)	2003	2002	2001
Net income	$ 45,381	$ 77,992	$ 66,955
SFAS No. 123 compensation expense, net of income taxes	(2,028)	(2,485)	(1,991)
SFAS No. 123 pro forma net income	$ 43,353	$ 75,507	$ 64,964
Pro forma earnings per share:			
Basic	$ 1.27	$ 2.22	$ 1.94
Diluted	$ 1.18	$ 2.04	$ 1.75
Earnings per share, as reported:			
Basic	$ 1.32	$ 2.29	$ 2.00
Diluted	$ 1.23	$ 2.11	$ 1.80

Concentrations of Credit and Market Risk

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of customers comprising the Company's customer base, and their dispersion across different geographic areas and different industries, including HVAC, plumbing, refrigeration, hardware, automotive, OEMs, and others.

The Company minimizes its exposure to base metal price fluctuations through various strategies. Generally, it prices an equivalent amount of copper raw material, under flexible pricing arrangements it maintains with its suppliers, at the time it determines the selling price of finished products to its customers.

At December 27, 2003, the Company held open forward commitments to purchase approximately $1.0 million of copper in the next 12 months and approximately $1.0 million of natural gas in the next three months.

Derivative Instruments and Hedging Activities

The Company has utilized forward contracts to manage the volatility related to purchases of copper and natural gas, and sales denominated in foreign currencies. In addition, the Company has reduced its exposure to increases in interest rates by entering into an interest rate swap contract. These contracts have been designated as cash flow hedges. In accordance with Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* (SFAS No. 133), the Company has recorded the fair value of these contracts in the Consolidated Balance Sheet. The related gains and losses on the contracts are deferred in stockholders' equity as a component of comprehensive income. With respect to the copper and natural gas contracts, deferred gains and losses are recognized in cost of goods sold in the period in which the related sales or consumption of the commodities are recognized. Deferred gains and losses on foreign currency contracts are recognized in selling, general, and administrative expense in the period in which the foreign sales are collected. Deferred gain or loss on the interest rate swap contract is recognized in interest expense in the period in which the related interest payment being hedged is expensed. To the extent that the changes in the fair value of the contracts do not perfectly offset the changes in the present value of the hedged transactions, that ineffective portion is immediately recognized in earnings. Gains and losses recognized by the Company in 2003 related to the ineffective portion of its hedging instruments, as well as gains and losses related to the portion of the hedging instruments excluded from the assessment of hedge effectiveness, were not material to the Company's Consolidated Financial Statements. Should these contracts no longer meet hedge criteria in accordance with SFAS No. 133, either through lack of effectiveness or because the hedged transaction is not probable of occurring, all deferred gains and losses related to the hedge will be immediately reclassified from accumulated other comprehensive loss into earnings.

The Company primarily executes derivative contracts with major financial institutions. These counterparties expose the Company to credit risk in the event of non-performance. The amount of such exposure is limited to the unpaid portion of amounts due to the Company pursuant to terms of the derivative instruments, if any. Although there are no collateral requirements, if a downgrade in the credit rating of these counterparties occurs, management believes that this exposure is mitigated by provisions in the derivative arrangements which allow for the legal right of offset of any amounts due to the Company from the counterparties with any amounts payable to the counterparties by the Company. As a result, management considers the risk of counterparty default to be minimal.

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, accounts receivable, and accounts payable approximate fair value due to the short-term maturity of these instruments. Using a discounted cash flow analysis, the fair value of the Company's long-term debt instruments exceeded their carrying value by $1.2 million and $1.0 million at December 27, 2003 and December 28, 2002, respectively, based on the estimated current incremental borrowing rates for similar types of borrowing arrangements. The fair value of the Company's interest rate swap contract was approximately $1.0 million at December 27, 2003. This value represents the estimated amount the Company would need to pay if such contract were terminated before maturity, principally resulting from market interest rate decreases. The contracted rates on committed forward contracts do not exceed the market rates for similar term contracts at December 27, 2003. The Company estimates the fair value of contracts by obtaining quoted market prices.

Fair value estimates are made at a specific point in time based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Foreign Currency Translation

For foreign subsidiaries, the functional currency is the local currency. Balance sheet accounts are translated at exchange rates in effect at the end of the year and income statement accounts are translated at average exchange rates for the year. Translation gains and losses are included in stockholders' equity as a component of comprehensive income. Transaction gains and losses included in the Consolidated Statements of Income were not significant.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently Issued Accounting Standards

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 149, *An Amendment of Statement 133 on Derivative Instruments and Hedging Activities*, in April 2003 and Statement of Financial Accounting Standard No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*, in May 2003, revised Statement of Financial Accounting Standard No. 132, *Employers' Disclosures about Pensions and Other Postretirement Benefits – an amendment of FASB Statements No. 87, 88 and 106*, in December 2003, and revised FASB Interpretation No. 46, *Variable Interest Entities*, (the Statements). The provisions of these Statements, which are currently not applicable to the Company, became, or will become, effective in whole or in part at various times in 2003 and thereafter. These Statements will be considered and adopted, where and when applicable, by the Company at the appropriate future point in time. None of the Statements had a significant effect on the results of operations or financial position of the Company reported in the accompanying Consolidated Financial Statements.

Note 2 – Inventories

(In thousands)	2003	2002
Raw material and supplies	$ 22,261	$ 22,692
Work-in-process	20,395	21,477
Finished goods	97,892	98,784
Inventories	$ 140,548	$ 142,953

Inventories valued using the LIFO method totaled $34.2 million at December 27, 2003 and $37.2 million at December 28, 2002. At December 27, 2003, the approximate FIFO cost of such inventories was $42.0 million. At December 28, 2002, the FIFO cost of inventories approximated the LIFO value.

Note 3 – Property, Plant, and Equipment, Net

(In thousands)	2003	2002
Land and land improvements	$ 8,753	$ 9,332
Buildings	90,279	86,924
Machinery and equipment	466,006	442,987
Construction in progress	16,976	13,618
	582,014	552,861
Less accumulated depreciation	(236,477)	(200,392)
Property, plant, and equipment, net	$ 345,537	$ 352,469

Note 4 – Goodwill

Effective at the beginning of 2002, the Company ceased the amortization of goodwill in accordance with SFAS No. 142. A reconciliation of reported net income and earnings per share to pro forma net income and earnings per share that would have resulted if SFAS No. 142 had been adopted at the beginning of 2001 is as follows:

(In thousands, except per share data)

	2003	2002	2001
Net income	$ 45,381	$ 77,992	$ 66,955
Goodwill amortization, net of tax	-	-	3,849
Pro forma net income	$ 45,381	$ 77,992	$ 70,804
Pro forma earnings per share:			
Basic	$ 1.32	$ 2.29	$ 2.12
Diluted	$ 1.23	$ 2.11	$ 1.90
Earnings per share, as reported:			
Basic	$ 1.32	$ 2.29	$ 2.00
Diluted	$ 1.23	$ 2.11	$ 1.80

The changes in the carrying amount of goodwill during the year ended December 27, 2003 were as follows:

(In thousands)

	Standard Products Division	Industrial Products Division	Total
Balance at December 29, 2001	$ 90,249	$ 8,500	$ 98,749
Goodwill acquired during the year	4,610	2,192	6,802
Balance at December 28, 2002	94,859	10,692	105,551
Adjustments to the fair value of businesses acquired during 2002	(789)	87	(702)
Balance at December 27, 2003	$ 94,070	$ 10,779	$ 104,849

Note 5 – Long-Term Debt

(In thousands)	2003	2002
2001 Series IRBs with interest at 6.63%, due 2021	$ 10,000	$ 10,000
1997 Series IRBs with interest at 7.39%, due through 2014	3,125	6,625
Other, including capitalized lease obligations	1,147	1,541
	14,272	18,166
Less current portion of long-term debt	(2,835)	(4,161)
Long-term debt	$ 11,437	$ 14,005

The Company has a Credit Agreement (the Agreement) with a syndicate of five banks establishing an unsecured $150 million revolving credit facility (the Credit Facility) which matures in November 2006. Borrowings under the Credit Facility bear interest, at the Company's option, at (i) LIBOR plus a variable premium or (ii) the greater of Prime or the Federal Funds rate plus .50 percent. LIBOR advances may be based upon the one, two, three, or six-month LIBOR. The variable premium over LIBOR is based on certain financial ratios, and can range from 35 to 50 basis points. At December 27, 2003, the premium was 35 basis points. Additionally, a facility fee is payable quarterly on the total commitment and varies from 150 to 250 basis points based upon the Company's capitalization ratio. Availability of funds under the Credit Facility is reduced by the amount of certain outstanding letters of credit, which totaled approximately $7.2 million at December 27, 2003.

Borrowings under the Agreement require the Company, among other things, to maintain certain minimum levels of net worth and meet certain minimum financial ratios. At December 27, 2003 the Company was in compliance with all debt covenants.

Aggregate annual maturities of the Company's debt are $2.8 million, $0.2 million, $0.4 million, $0.3 million, and $0.2 million for the years 2004 through 2008 respectively, and $10.4 million thereafter. Interest paid in 2003, 2002, and 2001 was $1.2 million, $1.6 million, and $5.5 million, respectively. During 2001, the Company capitalized interest of $1.4 million related to its major capital improvement programs. No interest was capitalized in 2003 or in 2002.

The Company has guarantees which are letters of credit issued by the Company generally to guarantee the payment of insurance deductibles and retiree health benefits. The terms of the Company's guarantees are generally one year but are renewable annually as required. The maximum potential amount of future payments the Company could be required to make under its guarantees at December 27, 2003 was $7.2 million.

Note 6 – Stockholders' Equity

On November 10, 1994, the Company declared a dividend distribution of one Right for each outstanding share of the Company's common stock. Each Right entitles the holder to purchase one unit consisting of one-thousandth of a share of Series A Junior Participating Preferred Stock at a purchase price of $160 per unit, subject to adjustment. The Rights will not be exercisable, or transferable apart from the Company's common stock, until 10 days following an announcement that a person or affiliated group has acquired, or obtained the right to acquire, beneficial ownership of 15 percent or more of its common stock other than pursuant to certain offers for all shares of the Company's common stock that have been determined to be fair to, and in the best interest of, the Company's stockholders. The Rights, which do not have voting rights, will be exercisable by all holders (except for a holder or affiliated group beneficially owning 15 percent or more of the Company's common stock, whose Rights will be void) so that each holder of a Right shall have the right to receive, upon the exercise thereof, at the then current exercise price, the number of shares of the Company's common stock having a market value of two times the exercise price of the Rights. All Rights expire on November 10, 2004, and may be redeemed by the Company at a price of $.01 at any time prior to either their expiration or such time that the Rights become exercisable.

In the event that the Company is acquired in a merger or other business combination, or certain other events occur, provision shall be made so that each holder of a Right (except Rights previously voided) shall have the right to receive, upon exercise thereof at the then current exercise price, the number of shares of common stock of the surviving company which at the time of such transaction would have a market value of two times the exercise price of the Right.

The Company's Board of Directors has authorized the repurchase until October 2004 of up to ten million shares of the Company's common stock through open market transactions or through privately negotiated transactions. The Company has no obligation to purchase any shares and may cancel, suspend, or extend the time period for the purchase of shares at any time. Any purchases will be funded primarily through existing cash and cash from operations. The Company may hold any shares purchased in treasury or use a portion of the repurchased shares for employee benefit plans, as well as for other corporate purposes. Through December 27, 2003, the Company had repurchased approximately 2.4 million shares under this authorization.

Components of accumulated other comprehensive loss are as follows:

(In thousands)	2003	2002
Cumulative foreign currency translation adjustment	$ 7,715	$ (3,226)
Minimum pension liability, net of income tax	(12,840)	(17,117)
Unrealized derivative losses, net of income tax	(461)	(790)
Accumulated other comprehensive loss	$ (5,586)	$ (21,133)

The change in cumulative foreign currency translation adjustment primarily relates to the Company's investment in its U.K. and Canadian subsidiaries and fluctuations in exchange rates between their local currencies and the U.S. dollar.

Note 7 – Income Taxes

The components of income from continuing operations before income taxes were taxed under the following jurisdictions:

(In thousands)

	2003	2002	2001
Domestic	$ 60,937	$ 90,667	$ 114,984
Foreign	(9,501)	(2,200)	(10,579)
Income from continuing operations before income taxes	$ 51,436	$ 88,467	$ 104,405

Income tax expense attributable to continuing operations consists of the following:

(In thousands)

	2003	2002	2001
Current tax expense:			
Federal	$ 4,928	$ 6,917	$ 21,532
Foreign	1,744	287	595
State and local	830	400	1,118
Current tax expense	7,502	7,604	23,245
Deferred tax (benefit) expense:			
Federal	504	9,215	15,032
Foreign	(869)	137	(54)
State and local	78	334	759
Deferred tax (benefit) expense	(287)	9,686	15,737
Income tax expense	$ 7,215	$ 17,290	$ 38,982

U.S. income and foreign withholding taxes are provided on the earnings of foreign subsidiaries that are expected to be remitted to the extent that taxes on the distribution of such earnings would not be offset by foreign tax credits.

The difference between the reported income tax expense and a tax determined by applying the applicable U.S. federal statutory income tax rate to income from continuing operations before income taxes is reconciled as follows:

(In thousands)

	2003	2002	2001
Expected income tax expense	$ 18,003	$ 30,964	$ 36,542
State and local income tax, net of federal benefit	618	594	1,542
Foreign income taxes	220	1,330	3,657
Valuation allowance	(12,190)	(14,928)	(284)
Other, net	564	(670)	(2,475)
Income tax expense	$ 7,215	$ 17,290	$ 38,982

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(In thousands)

	2003	2002
Deferred tax assets:		
Accounts receivable	$ 1,640	$ 1,806
Inventories	1,523	1,560
Pension, OPEB, and accrued items	11,103	10,531
Other reserves	8,035	7,905
Net operating loss carryforwards	10,175	22,043
Capital loss carryforwards	1,780	2,575
Foreign tax credits	2,119	-
Alternative minimum tax credit carryforwards	4,026	4,026
Other	32	398
Total deferred tax assets	40,433	50,844
Less valuation allowance	(20,840)	(33,030)
Deferred tax assets, net of valuation allowance	19,593	17,814
Deferred tax liabilities:		
Property, plant, and equipment	72,884	70,356
Other	1,408	2,221
Total deferred tax liabilities	74,292	72,577
Net deferred tax liability	$ (54,699)	$ (54,763)

As of December 27, 2003, the Company had domestic net operating loss carryforwards (NOLs) of $1.1 million, which expire in 2006. In addition, the Company had alternative minimum tax credit carryforwards of approximately $4.0 million, which are available to reduce future federal regular income taxes, if any, over an indefinite period, and capital loss carryforwards totaling $5.1 million, of which $3.8 million expire in 2004, $1.0 million expire in 2005, and $0.3 million expire in 2006.

As of December 27, 2003, the Company had foreign net operating loss carryforwards (foreign NOLs) available to offset $32.7 million of foreign subsidiary income. These foreign NOLs have not been recognized, and are available to offset foreign subsidiary income over an indefinite period. The disposition of Mueller Europe S.A. reduced the Company's foreign NOLs in 2002 by $27.9 million, which had been entirely reserved by a valuation allowance.

During 2003, the Company recognized a deferred income tax benefit, upon the closure of the open tax year, by reducing a valuation allowance of $9.3 million related to an operating loss resulting from the 1999 sale of a subsidiary. Realization of the tax benefit occurred during the year of sale.

During 2002, the Company realized capital gains totaling approximately $41.4 million, primarily from the sale of Utah Railway Company. Existing capital loss carryforwards, which for financial reporting purposes were entirely reserved by a valuation allowance, were used to offset the 2002 capital gains. The income tax benefit of approximately $14.9 million generated by eliminating this valuation allowance was recognized in 2002 as a reduction to income taxes provided for continuing operations in accordance with SFAS No. 109. No income tax expense was included in the operation of discontinued operations in 2003 whereas $2.7 million was included in 2002 and $2.1 million was included in 2001.

Income taxes paid (refunded) were approximately $0.8 million in 2003, $(0.2) million in 2002, and $28.3 million in 2001.

Note 8 – Other Current Liabilities

Included in other current liabilities were accrued discounts and allowances of $24.0 million at December 27, 2003 and $21.2 million at December 28, 2002.

Note 9 – Employee Benefits

The Company sponsors several qualified and nonqualified pension plans and other postretirement benefit plans for certain of its employees. The following tables provide a reconciliation of the changes in the plans' benefit obligations and the fair value of the plans' assets over the two-year period ending December 27, 2003, and a statement of the plans' funded status as of December 27, 2003 and December 28, 2002:

(In thousands)

	Pension Benefits		Other Benefits	
	2003	2002	2003	2002
Change in benefit obligation:				
Obligation at beginning of year	$ 120,654	$ 103,008	$ 10,729	$ 8,114
Service cost	1,766	1,354	5	5
Interest cost	7,495	7,407	694	853
Participant contributions	351	295	-	-
Actuarial loss	3,766	11,000	146	2,527
Benefit payments	(6,234)	(6,049)	(818)	(770)
Settlement	(67)	-	-	-
Foreign currency translation adjustment	4,611	3,639	-	-
Obligation at end of year	$ 132,342	$ 120,654	$ 10,756	$ 10,729
Change in fair value of plan assets:				
Fair value of plan assets at beginning of year	$ 98,251	$ 112,563	$ -	$ -
Actual return on plan assets	18,535	(13,086)	-	-
Employer contributions	1,047	1,938	818	770
Participant contributions	351	295	-	-
Benefit payments	(6,234)	(6,049)	(818)	(770)
Settlement	(67)	-	-	-
Foreign currency translation adjustment	3,006	2,590	-	-
Fair value of plan assets at end of year	$ 114,889	$ 98,251	$ -	$ -
Funded status:				
Funded (underfunded) status at end of year	$ (17,453)	$ (22,403)	$ (10,756)	$ (10,729)
Unrecognized prior service cost	2,664	3,149	(80)	(88)
Unrecognized loss	17,765	24,688	2,817	2,791
Net amount recognized	$ 2,976	$ 5,434	$ (8,019)	$ (8,026)

The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with benefit obligations in excess of plan assets were $104.6 million, $103.1 million, and $84.1 million, respectively, as of December 27, 2003, and $93.9 million, $91.8 million, and $70.2 million, respectively, as of December 28, 2002.

The following table provides the amounts recognized in the Consolidated Balance Sheets as of December 27, 2003 and December 28, 2002:

(In thousands)

	Pension Benefits		Other Benefits	
	2003	2002	2003	2002
Prepaid benefit cost	$ 8,203	$ 8,967	$ -	$ -
Intangible asset	-	1,702	-	-
Accrued benefit liability	(18,077)	(22,365)	(8,019)	(8,026)
Accumulated other comprehensive loss	12,850	17,130	-	-
Net amount recognized	$ 2,976	$ 5,434	$ (8,019)	$ (8,026)

The components of net periodic benefit cost (income) are as follows:

(In thousands)

	2003	2002	2001
Pension benefits:			
Service cost	$ 1,766	$ 1,354	$ 1,802
Interest cost	7,495	7,407	7,222
Expected return on plan assets	(7,724)	(9,061)	(9,794)
Amortization of prior service cost	491	856	904
Amortization of net (gain) loss	1,327	(714)	(1,749)
Net periodic benefit cost (income)	$ 3,355	$ (158)	$ (1,615)
Other benefits:			
Service cost	$ 5	$ 5	$ 13
Interest cost	694	853	702
Amortization of prior service cost	(8)	(8)	(8)
Amortization of net gain	120	122	-
Curtailment gain	-	-	(323)
Net periodic benefit cost	$ 811	$ 972	$ 384

Prior service costs are amortized on a straight-line basis over the average remaining service period of active participants. Gains and losses in excess of 10 percent of the greater of the benefit obligation and the market-related value of assets are amortized over the average remaining service period of active participants.

The assumptions used in the measurement of the Company's benefit obligations are as follows:

	Pension Benefits		Other Benefits	
	2003	2002	2003	2002
Weighted average assumptions:				
Discount rate	6.08%	6.42%	6.25%	6.75%
Expected return on plan assets	8.07%	8.05%	N/A	N/A
Rate of compensation increases	4.25%	4.00%	N/A	N/A

The assumptions used in the measurement of the Company's net periodic benefit cost are as follows:

	Pension Benefits			Other Benefits		
	2003	2002	2001	2003	2002	2001
Weighted average assumptions:						
Discount rate	6.42%	7.25%	7.17%	6.75%	6.75%	8.21%
Expected return on plan assets	8.05%	8.10%	7.96%	N/A	N/A	N/A
Rate of compensation increases	4.00%	4.25%	3.25%	N/A	N/A	N/A

Only one pension plan uses the rate of compensation increase in its benefit formula. All other pension plans are based on length of service.

The annual assumed rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) is assumed to range from 7.6 to 10.4 percent for 2003, gradually decrease to 5.5 percent for 2011, and remain at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing the assumed health care cost trend rates by one percentage point would increase the accumulated postretirement benefit obligation by $900 thousand and the service and interest cost components of net periodic postretirement benefit costs by $60 thousand for 2003. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement benefit obligation and the service and interest cost components of net periodic postretirement benefit costs for 2003 by $821 thousand and $56 thousand, respectively.

The weighted average asset allocation of the Company's pension fund assets are as follows:

	Pension Plan Assets	
Asset Category	2003	2002
Equity securities	71 %	60 %
Index funds	10	8
Debt securities	6	9
Cash and equivalents	2	12
Other	11	11
	100 %	100 %

The measurement date for the majority of the plans is at year-end.

The Company's pension plan obligations are long-term in nature and, accordingly, the plan assets are invested for the long-term. The Company believes that a diversified portfolio of equity securities (both actively managed and index funds) and private equity funds have an acceptable risk-return profile that, over the long-term, is better than fixed income securities. Consequently, the pension plan assets are heavily weighted to equity investments. Plan assets are monitored periodically. Based upon results, investment managers and/or asset classes are redeployed when considered necessary. Expected rates of return on plan assets were determined based on historical market returns giving consideration to the composition of each plan's portfolio.

The plans' assets do not include investment in securities issued by the Company. The Company expects to contribute between $1.0 million and $1.5 million to its pension plans and approximately $1.0 million to its other postretirement benefit plans in 2004.

The Company sponsors voluntary employee savings plans that qualify under Section 401(k) of the Internal Revenue Code of 1986. Compensation expense for the Company's matching contribution to the 401(k) plans was $2.0 million in 2003 and in 2002, and $2.1 million in 2001. The Company's match is a cash contribution. Participants direct the investment of their account balances by allocating among a range of asset classes including mutual funds (equity, fixed income, and balanced funds), and money market funds. The plans do not offer direct investment in securities issued by the Company.

In October 1992, the Coal Industry Retiree Health Benefit Act of 1992 (the Act) was enacted. The Act mandates a method of providing for postretirement benefits to UMWA current and retired employees, including some retirees who were never employed by the Company. In October 1993, beneficiaries were assigned to the Company and the Company began its mandated contributions to the UMWA Combined Benefit Fund, a multiemployer trust. Beginning in 1994, the Company was required to make contributions for assigned beneficiaries under an additional multiemployer trust created by the Act, the UMWA 1992 Benefit Plan. The ultimate amount of the Company's liability under the Act will vary due to factors which include, among other things, the validity, interpretation, and regulation of the Act, its joint and several obligation, the number of valid beneficiaries assigned, and the extent to which funding for this obligation will be satisfied by transfers of excess assets from the 1950 UMWA pension plan and transfers from the Abandoned Mine Reclamation Fund. Nonetheless, the Company believes it has an adequate reserve for this liability which totaled $6.3 million in 2003 and $5.4 million in 2002.

The Company maintains a nonqualified, deferred compensation plan, which permits certain management employees to annually elect to defer, on a pretax basis, a portion of their compensation. The deferred benefit to be provided is based on the amount of compensation deferred, Company match, and earnings on the deferrals. During 2001, the Company match was discontinued. Other expenses associated with the plan in 2003, 2002 and 2001 were insignificant. The Company has invested in certain assets to assist in funding this plan. The fair value of these assets, included in other assets, was $6.7 million at December 27, 2003 and $5.5 million at December 28, 2002.

The Company makes contributions to certain multiemployer defined benefit pension plan trusts that cover union employees based on collective bargaining agreements. Contributions by employees are not required nor are they permitted. Pension expense under the multiemployer defined benefit pension plans was $0.3 million for 2003, 2002, and 2001.

Note 10 – Commitments and Contingencies

The Company is subject to environmental standards imposed by federal, state, local, and foreign environmental laws and regulations. The Company has provided and charged to income $1.2 million in 2003, $1.6 million in 2002, and $3.6 million in 2001 for pending environmental matters. The basis for the provision is updated information and results of ongoing remediation and monitoring programs. Environmental reserves total $9.6 million in 2003 and $9.1 million in 2002. These projected costs will be funded in future years as remediation programs progress. Management believes that the outcome of pending environmental matters will not materially affect the financial position or results of operations of the Company.

The Company is involved in certain litigation as a result of claims that arose in the ordinary course of business, which management believes will not have a material adverse effect on the Company's financial position or results of operations. Additionally, the Company may realize the benefit of certain insurance and legal claims in the future; these gain contingencies are not recognized in the Consolidated Financial Statements.

The Company is aware of investigations of competition in markets in which it participates, or has participated in the past, in Europe, Canada and the United States. On October 21, 2003, the Company was informed that the investigations of which it was aware in the United States have been closed. On September 1, 2003, the European Commission released a statement alleging infringements in Europe of competition rules by manufacturers of copper tubes including the Company and businesses in France and England, which it acquired in 1997. The Company took the lead in bringing these issues to the attention of the European Commission and has fully cooperated in the resulting investigation from its inception. The Company does not anticipate any material adverse effect on its business or financial position as a result of the European Commission's action or other investigations.

The Company leases certain facilities and equipment under operating leases expiring on various dates through 2011. The lease payments under these agreements aggregate to approximately $6.6 million in 2004, $4.6 million in 2005, $3.8 million in 2006, $3.1 million in 2007, $2.5 million in 2008, and $1.8 million thereafter. Total lease expense amounted to $7.0 million in 2003, $10.6 million in 2002, and $8.8 million in 2001.

Note 11 – Other Income, net

(In thousands)	2003	2002	2001
Rent and royalties	$ 2,821	$ 2,364	$ 686
Interest income	2,466	3,111	4,826
(Loss) gain on disposal of properties, net	(290)	485	249
Minority interest in income of subsidiaries	(152)	(150)	26
Equity in loss of unconsolidated subsidiary	(460)	-	-
Other income, net	$ 4,385	$ 5,810	$ 5,787

Note 12 – Stock Options

The Company follows APB No. 25 in accounting for its employee stock options. Under APB No. 25, no compensation expense is recognized because the exercise price of the Company's incentive employee stock options equals the market price of the underlying stock on the date of grant.

Under existing plans, the Company may grant options to purchase shares of common stock at prices not less than the fair market value of the stock on the date of the grant. Generally, the options vest annually in equal increments over a five-year period beginning one year from the date of the grant. Any unexercised options expire after not more than ten years. No options may be granted after ten years from the date of plan adoption.

Additionally, the Company has granted stock options to key executives as retention incentives and inducements to enter into employment agreements with the Company. Generally, these special grants have terms and conditions similar to those granted under the Company's other stock option plans.

The income tax benefit associated with the exercise of stock options reduced income taxes payable, classified as other current liabilities, by $18 thousand in 2003, $13.2 million in 2002, and $0.4 million in 2001. Such benefits are reflected as additions directly to additional paid-in capital and, therefore, have no effect on the Company earnings.

A summary of the Company's stock option activity and related information follows:

(Shares in thousands)

	Options	Weighted Average Exercise Price
Outstanding at December 30, 2000	5,022	$ 7.22
Granted	76	29.43
Exercised	(120)	17.55
Expired, cancelled, or surrendered	(42)	26.03
Outstanding at December 29, 2001	4,936	7.15
Granted	261	31.79
Exercised	(1,255)	2.80
Expired, cancelled, or surrendered	(21)	30.39
Outstanding at December 28, 2002	3,921	10.06
Granted	281	25.66
Exercised	(24)	21.78
Expired, cancelled, or surrendered	(53)	28.92
Outstanding at December 27, 2003	4,125	10.82
Options exercisable at:		
December 29, 2001	4,462	$ 5.24
December 28, 2002	3,410	7.24
December 27, 2003	3,554	8.03

Exercise prices for stock options outstanding at December 27, 2003, ranged from $2.06 to $37.04. Of the 4.1 million stock options outstanding at year-end, 2.4 million were owned by the Chairman of the Company's Board of Directors, Mr. Harvey L. Karp, and expire one year after Mr. Karp's separation from employment with the Company. Mr. Karp's options have an exercise price of $2.06 per share. The weighted average remaining life of the remaining 1.7 million shares is 5.5 years, and the weighted average exercise price of these shares is $22.99. The weighted average fair value per option granted was $10.06 in 2003, $12.49 in 2002, and $13.58 in 2001.

Mr. Karp exercised options to purchase 1.2 million shares of Company stock during 2002 and none during 2003. As provided in Mr. Karp's option agreement, the Company withheld the number of shares, at their fair market value, sufficient to cover the minimum withholding taxes incurred by the exercise. These shares withheld have been classified as acquisition of treasury stock in the Company's Consolidated Financial Statements.

As of December 27, 2003, the Company had reserved 2.4 million shares of its common stock for issuance pursuant to certain stock option plans. Additionally, the Company had reserved 15 thousand shares of preferred stock for issuance pursuant to the shareholder rights plan.

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method. The fair value for these options at the date of grant was estimated using the following weighted average assumptions for the years 2003, 2002, and 2001 weighted average expected life of the options of six years; and no dividend payments. The weighted average risk free interest rate used in the model was 3.81 percent for 2003, 3.44 percent for 2002, and 4.67 percent for 2001. The volatility factor of the expected market value of the Company's common stock was 0.331 in 2003, 0.344 in 2002, and 0.418 in 2001.

The pro forma information was determined using the Black-Scholes option valuation model. Option valuation models require highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information is included in the Summary of Significant Accounting Policies.

Note 13 – Acquisitions

On September 27, 2002, the Company acquired certain assets of Colonial Engineering, Inc.'s Fort Pierce, Florida operations. These operations manufacture injected molded plastic pressure fittings for plumbing, agricultural, and industrial use including a line of PVC Schedule 40 and 80 and CPVC fittings. These operations generated sales of approximately $15 million in 2001. The purchase price was approximately $14.1 million.

On August 21, 2002, the Company acquired 100 percent of the outstanding stock of Overstreet-Hughes, Co., Inc. Overstreet-Hughes, located in Carthage, Tennessee, manufactures precision tubular components and assemblies primarily for the OEM air-conditioning market and had sales in 2001 of approximately $8 million. Total consideration paid at closing, including assumption of debt, was approximately $6.3 million. A contingent payment of up to $2 million will be paid if certain financial targets are achieved.

Both of the acquisitions were accounted for using the purchase method of accounting. Therefore, the results of operations of the acquired businesses were included in the Company's Consolidated Financial Statements from their respective acquisition dates. The purchase price for these acquisitions, which was financed by available cash balances, has been allocated to the assets of the acquired businesses based on their respective fair market values.

The final assessment of fair values of the assets and liabilities associated with the 2002 acquisitions was completed during 2003. The determination of final fair values resulted in adjustments from initially recorded values. These adjustments increased working capital by $0.6 million, increased other assets by $2.0 million, and decreased goodwill by $0.8 million. The total fair value of assets acquired in 2002 was $23.6 million, and the fair value of liabilities assumed in 2002 was $1.9 million. The excess of the purchase price over the net assets acquired in 2002 was $6.1 million.

During 2002, the Company acquired an equity interest in Conbraco Industries, Inc. for $7.3 million in cash; early in 2003, the Company acquired an additional interest for $10.8 million. Conbraco is a manufacturer of flow control products including ball valves, automation products, backflow preventers, butterfly valves, check valves, forged steel products, marine valves, safety relief valves, strainers and plumbing and heating products for commercial and industrial applications. The Company's interest totaled 39 percent of Conbraco's equity at December 27, 2003. This investment is accounted for by the equity method of accounting, and is included in the other assets classification in the Consolidated Balance Sheet.

Note 14 – Discontinued Operations

On August 28, 2002, the Company completed the sale of its wholly owned subsidiary, Utah Railway Company, to Genessee & Wyoming Inc. Proceeds from the sale were approximately $55.4 million. The Company recognized a gain of $21.1 million (net of income taxes of $11.6 million) from the sale.

In December 2002, the Company initiated a plan to sell or liquidate its French manufacturing operations, Mueller Europe S. A. A loss of $13.4 million was recognized to write-down this operation to its net realizable value. This loss is net of a $15.2 million income tax benefit related to the operation's cumulative losses previously unrecognized for tax purposes. Included in the loss is a provision to expense the cumulative foreign currency translation adjustment of $2.5 million, which was previously recognized as a component of other comprehensive loss. Major components of this operation included in the Consolidated Balance Sheet at December 28, 2002 were current assets of $6.3 million and current liabilities of $6.0 million. On March 3, 2003, Mueller Europe S.A. filed a petition for liquidation with the Commercial Court of Provins Province, France and on March 4, 2003 the Court declared the entity to be in liquidation. The disposition of remaining assets and obligations of Mueller Europe S.A. is under the jurisdiction of the Court. In 2003, the Company recognized operating losses from discontinued operations incurred by Mueller Europe S.A. for the period the business operated.

The Company expects no further obligations or contingencies from these discontinued operations and, therefore, during 2003 it recognized a $1.7 million gain to reflect adjustments to the previous estimates on disposition. Operating results of both businesses, net of applicable income taxes, are included in the Consolidated Statements of Income classified as income (loss) from operation of discontinued operations.

Operating results of discontinued operations were as follows:

(In thousands)	2003	2002	2001
Net sales:			
Utah Railway Company	$ -	$ 15,394	$ 23,399
Mueller Europe S.A.	2,323	49,767	59,940
	$ 2,323	$ 65,161	$ 83,339
Income (loss) before income taxes:			
Utah Railway Company	$ -	$ 7,482	$ 5,502
Mueller Europe S.A.	(539)	(5,682)	(1,915)
	$ (539)	$ 1,800	$ 3,587
Net income (loss):			
Utah Railway Company	$ -	$ 4,812	$ 3,465
Mueller Europe S.A.	(539)	(5,698)	(1,933)
	$ (539)	$ (886)	$ 1,532

Note 15 – Industry Segments

The Company's reportable segments include its Standard Products Division (SPD) and its Industrial Products Division (IPD). These segments are classified primarily by the markets for their products. Performance of segments is generally evaluated by their operating income.

SPD manufactures copper tube and fittings, plastic fittings, and line sets. These products are manufactured in the U.S. and Europe and are sold primarily to wholesalers.

IPD manufactures brass rod, impact extrusions, and forgings as well as a variety of end-products including plumbing brass; automotive components; valves and fittings; and specialty copper, copper-alloy, and aluminum tubing. These products are sold primarily to OEM customers.

Summarized segment and geographic information is shown in the following tables. Geographic sales data indicates the location from which products are shipped. Unallocated expenses include general corporate expenses, plus certain charges or credits not included in segment activity. Certain expenses related primarily to retiree benefits at inactive operations were formerly combined with the operations of Utah Railway Company under a third industry segment, Other Businesses. Following the sale of Utah Railway Company and its classification as discontinued operations, these expenses of inactive operations have been combined into the unallocated expenses classification. In addition, the operations of Mueller Europe S.A. are classified as discontinued operations and have been eliminated from the operating results of SPD.

Worldwide sales to one customer from the Standard Products Division totaled $111.0 million in 2003, $101.0 million in 2002, and $97.2 million in 2001, which represented 11 percent in 2003 and in 2002, and 10 percent in 2001 of the Company's consolidated net sales. No other customer accounted for more than 10 percent of consolidated net sales.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Segment Information:

(In thousands)	2003	2002	2001
Net sales:			
Standard Products Division	$ 717,606	$ 679,264	$ 721,520
Industrial Products Division	292,008	279,591	251,747
Elimination of intersegment sales	(10,536)	(5,872)	(4,161)
	$ 999,078	$ 952,983	$ 969,106
Depreciation and amortization:			
Standard Products Division	$ 26,038	$ 24,975	$ 27,588
Industrial Products Division	11,023	10,539	10,098
General corporate	1,893	1,926	1,775
	$ 38,954	$ 37,440	$ 39,461
Operating income:			
Standard Products Division	$ 54,123	$ 78,964	$ 104,603
Industrial Products Division	11,672	20,353	17,469
Unallocated expenses	(16,411)	(13,561)	(16,543)
	$ 49,384	$ 85,756	$ 105,529
Expenditures for long-lived assets:			
Standard Products Division	$ 21,465	$ 27,400	$ 33,902
Industrial Products Division	5,623	11,558	10,379
	$ 27,088	$ 38,958	$ 44,281
Segment assets:			
Standard Products Division	$ 594,236	$ 594,516	$ 604,099
Industrial Products Division	159,303	171,315	158,659
General corporate	301,645	222,116	153,307
	$ 1,055,184	$ 987,947	$ 916,065

Geographic Information:

(In thousands)	2003	2002	2001
Net sales:			
United Sates	$ 895,994	$ 870,457	$ 881,357
Foreign	103,084	82,526	87,749
	$ 999,078	$ 952,983	$ 969,106
Long-lived assets:			
United Sates	$ 437,182	$ 443,295	$ 451,231
Foreign	47,647	44,305	60,921
	$ 484,829	$ 487,600	$ 512,152

Note 16 – Quarterly Financial Information (Unaudited)

(In thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003				
Net sales	$ 232,022	$ 248,221	$ 251,053	$ 267,782
Gross profit (1)	40,107	44,760	49,093	49,269
Income from continuing operations	4,460	8,979	19,737	11,045
Loss from operations of discontinued operations, net of tax	(539)	-	-	-
Gain on disposition of discontinued operations, net of tax	-	-	1,699	-
Net income	3,921	8,979	21,436	11,045
Basic earnings (loss) per share:				
From continuing operations	0.13	0.26	0.58	0.32
From discontinued operations	(0.02)	-	-	-
From sale of discontinued operations	-	-	0.05	-
Basic earnings per share	0.11	0.26	0.63	0.32
Diluted earnings (loss) per share:				
From continuing operations	0.12	0.24	0.53	0.30
From discontinued operations	(0.01)	-	-	-
From sale of discontinued operations	-	-	0.05	-
Diluted earnings per share	0.11	0.24	0.58	0.30
2002				
Net sales	$ 249,053	$ 260,507	$ 227,294	$ 216,129
Gross profit (1)	57,247	59,156	50,992	40,807
Income from continuing operations	17,865	18,716	25,822	8,774
Income (loss) from operations of discontinued operations, net of tax	71	(251)	(313)	(393)
Gain (loss) on disposition of discontinued operations, net of tax	-	-	21,123	(13,422)
Net income (loss)	17,936	18,465	46,632	(5,041)
Basic earnings (loss) per share:				
From continuing operations	0.54	0.55	0.75	0.25
From discontinued operations	-	(0.01)	(0.01)	(0.01)
From sale of discontinued operations	-	-	0.62	(0.39)
Basic earnings (loss) per share	0.54	0.54	1.36	(0.15)
Diluted earnings (loss) per share:				
From continuing operations	0.48	0.50	0.70	0.24
From discontinued operations	-	-	-	(0.01)
From sale of discontinued operations	-	-	0.57	(0.37)
Diluted earnings (loss) per share	0.48	0.50	1.27	(0.14)

(1) Gross profit is net sales less cost of goods sold, which excludes depreciation and amortization.

REPORT OF INDEPENDENT AUDITORS

The Stockholders of Mueller Industries, Inc.

We have audited the accompanying consolidated balance sheets of Mueller Industries, Inc. as of December 27, 2003 and December 28, 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 27, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Mueller Industries, Inc. at December 27, 2003 and December 28, 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 27, 2003, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 4 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* in 2002.

Ernst + Young LLP

Memphis, Tennessee
January 30, 2004

STOCKHOLDER INFORMATION

Annual Meeting
The annual meeting of stockholders will be held at the Company's headquarters at 8285 Tournament Drive, Suite 150, Memphis, TN 38125, 10:00 a.m. local time, April 29, 2004.

Common Stock
Mueller common stock is traded on the NYSE – Symbol MLI.

Form 10-K
The Company's Annual Report on Form 10-K is available on the Company's website at www.muellerindustries.com or upon written request:

c/o Mueller Industries, Inc.
8285 Tournament Drive,
Suite 150
Memphis, TN 38125
Attention: Investor Relations

Independent Auditors
Ernst & Young LLP
Memphis, Tennessee

Transfer Agent and Registrar
Continental Stock Transfer
& Trust Co.
17 Battery Place
New York, NY 10004

Stockholder Inquiries
To notify the Company of address changes or lost certificates, stockholders can call Continental Stock Transfer & Trust Co. at (212) 509-4000.

CAPITAL STOCK INFORMATION

The high, low, and closing prices of Mueller's common stock on the New York Stock Exchange for each fiscal quarter of 2003 and 2002 were as follows:

	High	Low	Close
2003			
Fourth quarter	$ 34.83	$ 24.95	$ 34.83
Third quarter	29.65	25.40	25.40
Second quarter	28.38	24.70	27.06
First quarter	28.23	22.99	24.92
2002			
Fourth quarter	$ 29.70	$ 24.29	$ 27.33
Third quarter	31.60	23.84	25.51
Second quarter	36.12	31.15	31.75
First quarter	35.43	30.44	34.99

As of February 24, 2004, the number of holders of record of Mueller's common stock was approximately 2,000. On February 25, 2004, the closing price for Mueller's common stock on the New York Stock Exchange was $31.93.

Through December 27, 2003, the Company has paid no cash dividends on its common stock. Subsequent to December 27, 2003, the Company declared a regular quarterly dividend of 10 cents per share on its common stock. Payment of dividends in the future is dependent upon the Company's financial condition, cash flows, capital requirements, earnings, and other factors.